Exhibit 99.3

28 October 2003

James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	Unit 04-07, Atrium Building
Company Announcements Office	Strawinskylaan 3077
Australian Stock Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street	The Netherlands
SYDNEY NSW 2000
Telephone: 31 (0) 20 301 2980
Fax: 31 (0) 20 404 2544

Dear Sir

Notice to the ASX in accordance with Listing Rules 7.19, 7.40 and Appendix 7A
Reorganisation of capital – court approval

James Hardie Industries N.V. has received final Dutch regulatory approval necessary to effect the capital return of Euro 13.05 cents per share. The capital return was approved by shareholders at the Annual General Meeting on 15 August 2003.

A copy of the Declaration of Non-Opposition to Capital Return dated 27 October 2003 from the Court of Amsterdam is enclosed, together with an English translation.

All registrable transfers to be recorded prior to payment of the capital return amount on 19 November 2003 must be received by the Company’s registrar, being Computershare Investor Services Pty Ltd at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia by the following times:

(a)      for paper-based transfers – by 5pm AEST on the record date of 5 November 2003; and

(b)      for market transfers – by the time specified in the Australian Stock Exchange Listing Rules and SCH Business Rules.

The AUD equivalent amount of the capital return to be paid to CUFS holders will be announced to the ASX on 6 November 2003, together with the new option exercise prices calculated in accordance with Listing Rule 7.22.3.

Yours faithfully

/s/ Peter Shafron

Peter Shafron
Company Secretary

DE BRAUW
BLACKSTONE
WESTBROEK

UNOFFICIAL ENGLISH TRANSLATION

COURT IN THE DISTRICT AMSTERDAM

DEED OF NON OPPOSITION AS REFERRED TO IN
ARTICLE 2:100, PARAGRAPH 3 DUTCH CIVIL CODE

DEED NUMBER: 1176/2003

The registrar of the Court in the District of Amsterdam declares at the request of:

Mr M. Voster in Amsterdam,

that in the registry of the Court of Amsterdam within the period as mentioned in article 2:100, paragraph 3 Dutch Civil Code no opposition has been made against the resolution as referred to in article 2:99, paragraph 1 Dutch civil Code of:

James Hardie Industries N.V. registered in Amsterdam,

which resolution has been deposited in accordance with the provision of article 2:100, paragraph 1 Dutch civil Code, which deposit has been published as appears from a produced copy of Het Financieele Dagblad dated 21 August 2003.

Amsterdam, 27 October 2003

The registrar

RECHTBANK IN HET ARRONDISSEMENT AMSTERDAM

AKTE NON-VERZET ALS BEDOELD IN
ARTIKEL 100 LID 3 BOEK 2 VAN HET
BURGERLIJK WETBOEK

AKTENUMMER: 1176/2003

De griffier van de Rechtbank in het Arrondissement Amsterdam verklaart op verzoek van:

mr, M. Voster te Amsterdam,

dat te zijner griffie binnen de in artikel 100 lid 3 Boek 2 van het Burgerlijk Wetboek genoemde termijn geen verzet is gedaan tegen het besluit als bedoeld in artikel 99 lid 1 Boek 2 van het Burgerlijk Wetboek van:

James Hardie Industries NV gevestigd te Amsterdam,

welk besluit overeenkomstig het bepaalde in artikel 100 lid 1 Boek van het Burgerlijk Wetboek is nedergelegd, welke nederlegging blijkens een overgelegde kopie van Het Financieele Dagblad van 21 augustus 2003 is aangekondigd.

Amsterdam, 27 oktober 2003

-s- De griffer, wnd.

De griffer, wnd.